April 18, 2006

Don K. Rice
Chairman of the Board
Ascend Acquisition Corporation
435 Devon Park Drive
Building 400
Wayne, PA 19087

RE: Ascend Acquisition Corporation
**   Registration Statement on Form S-1**
**   Amendment 1 Filed March 13, 2006**
**   File No. 333-131529**

Dear Mr. Rice:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 3

1. We note that the subscription agreement attached as Exhibit 10.10 to Amendment 1 provides for a lesser amount of Insider Units to be purchased by Mr. Rice than the

subscription agreement that was attached as Exhibit 10.10 to your original filing. As a result, it appears that the private placement as originally structured was not irrevocable and, additionally, the private placement now proposed was not completed prior to the filing of the resale registration statement. Accordingly, the company may not register the 166,667 units for resale. Please revise to remove the Insider Units from the company's registration statement and make appropriate revisions throughout the registration statement.

2. We note your response to comment six from our letter of March 6, 2006 that the warrants held by insiders may not be exercisable until after a business combination. Please advise the staff of the basis of such statement and include disclosure in your registration statement to such effect.

3. We also note your response with respect to why the insider units to be held by Mr. Rice are not to be placed in escrow as relating to the price per-unit to be paid by Mr. Rice. Please disclose why, if such units are not to be sold prior to the consummation of a business transaction, the units are not placed into escrow until such time.

4. We note that the warrant purchase agreement attached as Exhibit 10.11 may be effected not by Mr. Rice himself, but by an affiliate or designee for Mr. Rice. Please clarify the basis of your belief that, if such purchases took place by an affiliate or designee, they would "demonstrate confidence in our ultimate ability to effect a business combination" as you state on page 44.

5. We note your response to comment seven from our letter of March 6, 2006 that the company has allowed for Mr. Rice to exercise his warrants on a cashless basis in order to put him in the same position as other public shareholders. It is the Staff's concern that, by allowing a cashless exercise, the company has put Mr. Rice in a more favorable position than public stockholders. For example, it could be possible for him to exercise all of his warrants on a cashless basis and then, once sold, determine as CEO to redeem all of the company's outstanding warrants. Such decision could, in turn, result in a negative price pressure on the price of both warrants and common shares. Since Mr. Rice would then not be subject to the effects of such downward pressure since he had already exercised all of his warrants. Accordingly, we reissue the comment. Please disclose in this section and elsewhere as appropriate the conflicts of interest that result from Mr. Rice's ability to influence the timing of warrant redemption as CEO in light of his ability to exercise his insider warrants on a cashless basis.

Risk Factors, page 10

6. We note the disclosure on page 17 that, "Our existing stockholders are entitled to make a demand that we register the resale of their initial shares at any time commencing three months prior to the date on which their shares are released from escrow. If our existing stockholders exercise their registration rights with respect to all of their initial shares, then there will be an additional 875,000 shares of common stock eligible for trading in the public market."

    Please disclose how such date will be determined if the date of consummation for a business transaction is an uncertainty. Additionally, please reconcile with your other disclosure that such shares will not be transferable prior to the consummation of a business transaction (and thus released from escrow) or clarify that they will not be transferable prior to consummation, even in the event of filing for registration.

Exhibits

7. We note your response to comment 14 from our letter of March 6, 2006. We also note your disclosure on page 7 that "We will not amend our certificate of incorporation to allow us to survive for a longer period of time if it does not appear we will be able to consummate a business combination within the foregoing time periods." If true, please clarify your disclosure to indicate that the company views the obligation in Article SIXTH ("The following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended during the "Target Business Acquisition Period.") as an obligation to its shareholders and that it will not take any actions to waive or amend such provision.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Ron Alper at (202) 551-3329 or John Zitko at (202) 551-3399.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq. (*by facsimile*)
        212-818-8881